FOR RELEASE March 31, 2011

Update on the MAN Alaska project.

TORONTO: March 31, 2011. Pure Nickel Inc. (TSX: NIC, OTCBB: PNCKF) (the “Company”) today reported the ITOCHU formal decision on the 2011 Exploration Program for MAN is now expected to be received in the next three to four weeks. The delay will not affect the planning activities for the MAN Alaska project.

MAN Alaska

In 2010 exploration on the MAN Alaska property included a helicopter-supported two drill program and extensive geophysical surveys. The program ran until the end of September with a total of approximately 6,700 metres being completed. Analysis of over 3,400 assays revealed stratigraphic horizons in the Alpha and Beta Complexes that had elevated platinum and palladium values strongly suggesting that stratiform PGE mineralization is present and similar to that found in other Platinum Group Element (PGE) bearing complexes elsewhere in the world. As the 2011 exploration program continues to evolve, pending ITOCHU’s decision to continue funding exploration, the Company will be focusing on the new horizons. Larry Hulbert, D.Sc., P.Geo is the designated Qualified Person for this project.

About Pure Nickel Inc.

Pure Nickel is a mineral exploration company with a diverse collection of mineral exploration projects in North America.

Some of the statements contained herein may be forward-looking statements which involve known and unknown risks and uncertainties. Without limitation, statements regarding potential mineralization and resources, exploration results, expectations, plans, and objectives of Pure Nickel are forward-looking statements that involve various risks. The following are important factors that could cause Pure Nickel’s actual results to differ materially from those expressed or implied by such forward-looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future exploration activities and cash flows, and the uncertainty of access to additional capital. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events may differ materially from those anticipated in such statements. Pure Nickel undertakes no obligation to update such forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on such forward-looking statements.

The TSX Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information:

The Howard Group Investor	CHF Investor Relations	Pure Nickel Inc.
Relations	Cathy Hume	David McPherson
Jeff Walker	T. (416) 868-1079	President and CEO
T. (888) 221-0915	Email: cathy@chfir.com	T. (416) 644-0066
Email: info@howardgroupinc.com	Website: www.chfir.com	Email: info@purenickel.com
Website:		Website: www.purenickel.com
www.howardgroupinc.com